Exhibit 99.6

OUTSTANDING SHARE CAPITAL AND TOTAL NUMBER OF VOTING RIGHTS AT THE DATE OF THE NOTICE FOR THE ANNUAL GENERAL MEETING TO BE HELD ON APRIL 16, 2024

As of March 4, 2024 – the date of the notice for the Annual General Meeting of Shareholders (the ‘AGM’) of Stellantis N.V. (the ‘Company’) to be held on April 16, 2024 the share capital of the Company consists of the following.

3,165,220,176 common shares are issued and 3.019.523.709 common shares are outstanding. Common shares are listed, freely transferable and each of them confers the right to cast one vote.

866,522,224 Class A special voting shares are issued, and 866,411,716 Class A special voting shares are outstanding, while all the issued 208,622 Class B special voting shares are owned by the Company. Special voting shares are not listed, are not transferable (with the limited exceptions set forth in the Articles of Association and Special Voting Shares Terms and Conditions) and each of them confers the right to cast one vote.

No vote may be cast on shares belonging to the Company or to a subsidiary thereof or on shares in respect of which either of them holds the depositary receipts.

The total number of voting rights which can be cast at the AGM equals to 3.885.935.425.

Stellantis N.V., March 4, 2024